UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Firepit, Inc.

Legal status of issuer

>	*Form*
>	Corporation
>
>	*Jurisdiction of Incorporation/Organization*
>	Delaware
>
>	*Date of organization*
>	May 16, 2017

Physical address of issuer
1023 Springdale Rd, Austin, TX 78721

Current number of employees
7

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,556,890.11	$936,893.00
Cash & Cash Equivalents	$599,291.45	$277,477.00
Accounts Receivable	$0.00	0.00
Short-term Debt	$2,103,838.18	$1,591,016.00
Long-term Debt	$2,215,796.89	$1,964,875.00
Revenues/Sales	$5,641,509.26	$5,268,445.00
Cost of Goods Sold	$2,733,524.15	$2,771,047.00
Taxes Paid	$0.00	$0.00
Net Income	-$134,162.60	-$1,504,763.00

<p style="text-align:center">April 3, 2025</p>

<p style="text-align:center">FORM C-AR</p>

<p style="text-align:center">Firepit, Inc.</p>



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Firepit, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://pinwheel.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 3, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than

statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Firepit, Inc. (the "Company") is a Delaware Corporation, formed on May 16, 2017. The Company is currently also conducting business under the name of Pinwheel.

The Company is located at 1023 Springdale Rd, Austin, TX 78721.

The Company's website is https://pinwheel.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

We have built a suite of software on top of the Android Operating System. Settings, VPN (virtual private network), mobile-device-management, contacts, messages, launcher, and caregiver apps as well as backend services combine to provide the full offering.

RISK FACTORS

Risks Related to the Company's Business and Industry

A crowdfunding investment involves risk. You should not invest any funds ni this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under one exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that there securities are exempt from registration.

We are a company with limited operational history and as such our brand and market presence is likewise limited.

We are dependent on our founder and a small leadership team providing their time and talents to Pinwheel. Should any manger's ability to continue to serve diminish due to unforeseen personal life circumstances, the company may be impacted.

We are dependent on a number of third party entities to achieve revenue milestones. Should third parties change their strategic direction and therefore their relationship intentions with us, we may be impacted.

We operate in a dynamic and competitive consumer marketplace of products and services. Should competitors change their products or strategies, we could be impacted.

There can be no assurance that we will be successful in attracting and retaining other personal we require to successfully grow our business.

Investing in startups is risky. You should not invest beyond what you are comfortable losing,

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successful growth our business.

In addition to the risks listed above, businesses are often subject to risk not foreseen or fully appreciate rated by the management. It is not possible to foresee all risk that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.
In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering,

including the merits and risks involved. These securities have not been recommended or approved by any federal or state

securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

We are a company with limited operational history and as such our brand and market presence is likewise limited.

We are dependent on our founder and a small leadership team providing their time and talents to Pinwheel.
Should any manager's ability to continue to serve diminish due to unforeseen personal life circumstances, the company may be impacted.

We are dependent on a number of third party entities to achieve revenue milestones.
Should third parties change their strategic direction and therefore their relationship intentions with us, we may be impacted.

We operate in a dynamic and competitive consumer marketplace of products and services.
Should competitors change their products or strategies, we could be impacted.

There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our future success depends on the efforts of a small management team. The loss of services of the members of
the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We have built a suite of software on top of the Android Operating System. Settings, VPN (virtual private network), mobile-device-management, contacts, messages, launcher, and caregiver apps as well as backend services combine to provide the full offering.

Co-Issuer

Legal Name: Pinwheel I EB, a series of Wefunder SPV, LLC

Type of Business: Limited Liability Company

Formed: 2023-08-25

State or foreign country is the Co-Issuer formed: Delaware

Address: 4104 24th St

Optional Address: PMB 8113

City: San Francisco

State: California

Zipcode: 94114

Phone Number:

Contact:

Website: https://wefunder.com/

Business Plan

We plan to launch a new product and move into international opportunities for the first time. These will offer new growth pathways. In addition, we continue to improve unit economics and margins through efficiency-focused projects.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Allison Van Houten

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Director, 2022

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chia Network Chief Marketing Officer May 2022 - Present Pinwheel Kids' & Teens' Phone Board Director July 2022 - Present San Francisco SPCA Board Director; Chair, Corporate Dev. Committee; Member, Finance & Dev. Committees November 2021 - Present Epic for Kids Chief Marketing Officer March 2020 - May 2022

Education

University of Michigan - Stephen M. Ross School of Business MBA, Marketing and Strategy Boston University Bachelor of Science (Magna cum Laude), Communication and Advertising

Name

Michael Dowdle

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Director, 2021

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Circadian Ventures Founding Partner October 2020 - Present ketteQ Investor &Board Observer March 2023 - Present dataplor Investor December 2022 - Present Octane11 Investor June 2022 - Present Chattr Investor April 2022 - Present Coginiti Investor &Board of Directors April 2022 - Present Cloud Range Investor &Board of Directors January 2022 - Present Cloverly Investor &Board of Directors June 2021 - Present Rent Ready Investor March 2021 - Present Pinwheel healthy kids phone Investor &Board of Directors January 2021 - Present Voxie Investor November 2020 - Present IRALOGIX Investor &Board of Directors November 2020 - Present

Education

University of Wisconsin-Madison BA, Communications Loyola Academy

Name

Dane Witbeck

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, 2019

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Pinwheel Kids' &Teens' Phone CEO &Co-Founder September 2019 - Present Techstars Techstars Mentor November 2019 - Present Vesper Ventures Angel Investor October 2016 - November 2019

Education

Stanford University Stanford Graduate School of Business (@stanfordlead), Business Administration and Management, General (2019 - 2020) Georgia Institute of Technology BS, Materials Science and Engineering

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Dane Witbeck

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, 2019

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Pinwheel Kids' &Teens' Phone CEO &Co-Founder September 2019 - Present Techstars Techstars Mentor November 2019 - Present Vesper Ventures Angel Investor October 2016 - November 2019

Education

Stanford University Stanford Graduate School of Business (@stanfordlead), Business Administration and Management, General (2019 - 2020) Georgia Institute of Technology BS, Materials Science and Engineering

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	4,263,097
Voting Rights	yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way.
Other Material Terms or information.	

Type of security	Series Seed- 2D Preferred Stock
Amount outstanding	779,339
Voting Rights	yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way.
Other Material Terms or information.	

Type of security	Series Seed- 2C Preferred Stock
Amount outstanding	123,000
Voting Rights	yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way.
Other Material Terms or information.	

Type of security	Series Seed- 2B Preferred Stock
Amount outstanding	514,384
Voting Rights	yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way.
Other Material Terms or information.	

Type of security	Series Seed- 2A Preferred Stock
Amount outstanding	425,238
Voting Rights	yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way.
Other Material Terms or information.	

Type of security	Series Seed-1 Preferred Stock
Amount outstanding	252,550
Voting Rights	yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way.
Other Material Terms or information.	

Type of security	Series Seed Preferred Stock
Amount outstanding	588,234
Voting Rights	yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way.
Other Material Terms or information.	

Type of security	Convertible Notes
Amount outstanding	0
Voting Rights	None
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	
Value of SAFE or Convertible Notes	

Type of security	Options
Amount outstanding	826,600
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	Dane Witbeck
Amount outstanding	$150,000.00
Interest rate and payment schedule	12.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	August 25, 2024
Other material terms	

Type of debt	Loan
Name of creditor	STRATA Trust FBO Thomas O. Miesner
Amount outstanding	$47,000.00
Interest rate and payment schedule	12.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	August 23, 2024
Other material terms	

Type of debt	Loan
Name of creditor	Lewis Wright
Amount outstanding	$150,000.00
Interest rate and payment schedule	12.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	August 26, 2024
Other material terms	

Type of debt	Loan
Name of creditor	Stripe
Amount outstanding	$250,000.00
Interest rate and payment schedule	7.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	November 1, 2023
Other material terms	

Type of debt	Convertible Notes
Name of creditor	$100,000.00
Amount outstanding	
Interest rate and payment schedule	8.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	September 1, 2025
Other material terms	

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$17,600.00
Interest rate and payment schedule	8.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	December 14, 2025
Other material terms	

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$1,600,000.00
Interest rate and payment schedule	8.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	December 24, 2025
Other material terms	

The total amount of outstanding debt of the company is $2,214,600.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	145,000		General operations	November 1, 2020	Section 4(a)(2)
Convertible Notes	300,000		General operations	January 1, 2021	Section 4(a)(2)
Convertible Notes	527,000		General operations	February 1, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	60,000		General operations	August 1, 2021	Section 4(a)(2)
Preferred Stock	1,500,000		General operations	December 1, 2022	Section 4(a)(2)
Convertible Notes	100,000		General operations	August 1, 2022	Section 4(a)(2)
Convertible Notes	17,600		General operations	December 1, 2022	Section 4(a)(2)
Convertible Notes	1,600,000		General operations	December 1, 2022	Section 4(a)(2)
Convertible Notes	50,000	$228,636.00	41% towards marketing, 26% towards product improvements, 18% ni working capital, 10% towards partnerships in distribution, 5% towards Wefunder Fees.	September 8, 2023	Regulation CF

Ownership

A majority of the Company is owned by Dane Witbeck.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Dane Witbeck	53.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Since 2017, we have: - Over $10,000,000 in total revenue - Over 30,000 phones shipped - Over $4,000,000 in capital raised from VC firms (Circadian and Drumbeat Ventures) and angels. - 4.7 Star Rating across more than 750 reviews on Google and TrustPilot. - Highlighted in major press outlets like the WSJ, NYT, USA Today, and The Today Show. - Massive growing consumer market for specially-designed tech options for kids & teens.

We plan to launch a new product and continue our international growth. These will offer new growth pathways. In addition, we continue to improve unit economics and margins through efficiency-focused projects.

Liquidity and Capital Resources

On November 1, 2020 the Company conducted an offering pursuant to Section 4(a)(2) and raised .

On January 1, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised .

On February 1, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised .

On August 1, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised .

On December 1, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised .

On August 1, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised .

On December 1, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised .

On December 1, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised .

On September 8, 2023 the Company conducted an offering pursuant to Regulation CF and raised $228,636.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Dane Witbeck
Relationship to the Company	CEO
Total amount of money involved	283,000.00
Benefits or compensation received by related person	Interest payments of 12%
Benefits or compensation received by Company	loan proceeds
Description of the transaction	**Loan**

/s/Dane Witbeck43,305.44Benefits or compensation received by related personstock in the companyBenefits or compensation received by Companyproceeds from sale of stockDescription of the transactionInvestment into the company Relationship to the Company Dane WitbeckConflicts of Interest

CEO

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity

Dane Witbeck(Name)CEO(Title)Total amount of(Signature)
money involved

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

FirePit Inc.

Profit and Loss
January - December 2024

	TOTAL
Income	
4000 Internal Subscription Revenue	2,053,381.41
4001 Internal Annual Subscription	904,740.91
4002 Internal Quarterly Subscription	88,888.30
4003 Amazon Sales	53,156.26
4004 Device Insurance	103,461.26
4005 GPT Subscription	1,838.90
4100 Hardware Sales	
4120 Accessories	196,946.23
4140 Phones	2,572,052.16
Total 4100 Hardware Sales	**2,768,998.39**
4200 Shipping Income	66,276.94
4250 Prepaid SIM Income	62,540.00
4300 Mint	16,110.00
4350 USMobile	29,970.00
4400 Sales Refund	-239,107.93
4500 Discounts given	-202,134.19
4550 Bundle Discounts	-66,610.99
Total Income	**$5,641,509.26**
Cost of Goods Sold	
5100 Subscriptions costs	
5120 Server Infrastructure - Hosting (AWS, Twilio, etc)	272,591.49
5140 Subcontracted Services - COR	53,119.12
5160 Wholesale Cellular Plans - COR	500.00
Total 5100 Subscriptions costs	**326,210.61**
5200 Hardware	
5220 Accessories, Cases, Chargers, Manuals for resale	51,601.47
5240 Phones - Bought Wholesale	1,618,672.23
5260 Product Protection	81,059.23
Total 5200 Hardware	**1,751,332.93**
5300 Logistics, Shipping, 3PL Services	276,913.74
5301 Amazon logistics	3,518.79
Total 5300 Logistics, Shipping, 3PL Services	**280,432.53**
5400 Employee Costs	
5410 Customer Care Salaries & Wages	312,854.53
Total 5400 Employee Costs	**312,854.53**
5500 Prepaid SIM	62,693.55
Total Cost of Goods Sold	**$2,733,524.15**
GROSS PROFIT	**$2,907,985.11**

FirePit Inc.

Profit and Loss

January - December 2024

	TOTAL
Expenses	
01 Sales & Marketing	
6110 Affiliate commission	23,907.00
6120 Marketing Salaries & Wages	38,615.32
6130 Marketing Benefits	16,902.84
6140 Marketing Payroll Taxes	9,974.06
6150 Conferences - S&M	2,267.95
6160 Facebook or Instagram Ads.	246,772.37
6170 Google Ads	227,752.92
6180 Other Digital Ads - S&M	32,897.72
6185 PR	77,181.61
6188 Amazon Advertising	46,379.91
6190 SaaS and Tools - S&M	20,296.96
6195 Subcontractors - S&M	83,103.80
Total 01 Sales & Marketing	**826,052.46**
02 Product Development	
6220 Product Salaries & Wages	441,403.46
6230 Product Benefits	11,318.18
6240 Product Payroll Taxes	20,754.93
6241 Product SaaS	5,553.67
6242 Other Product Development Costs	6,867.29
Total 02 Product Development	**485,897.53**
03 General & Administrative Expenses	
6305 Bank Charges & Fees	2,457.28
6310 Business Insurance	7,463.79
6315 General Admin SaaS	180,016.11
6320 Legal & Professional Services	57,684.78
6325 Meals & Entertainment - Employee Happiness	9,571.01
6330 Merchant Processing Fees	227,042.68
6335 Office Supplies	25,716.27
6338 Utilities	27,643.21
6340 Other Business Expenses	7,435.43
6348 Amazon Fees	17,949.98
6350 Phone and Internet	3,351.27
6360 Rent & Lease	73,086.45
6365 Subcontractor - General & Administrative	54,498.42
6370 Taxes & Licenses	4,793.06
6375 Travel	8,411.40
6386 G&A Salaries & Wages	547,175.59
6387 G&A Benefits	13,043.32
6390 G&A Payroll Taxes	165,892.57

FirePit Inc.

Profit and Loss
January - December 2024

	TOTAL
6392 Inventory Write-off	67,855.59
Total 03 General & Administrative Expenses	**1,501,088.21**
Total Expenses	**$2,813,038.20**
NET OPERATING INCOME	**$94,946.91**
Other Income	
6600 Other Income	61,546.73
Total Other Income	**$61,546.73**
Other Expenses	
6700 Interest Expense	290,656.24
Total Other Expenses	**$290,656.24**
NET OTHER INCOME	**$ -229,109.51**
NET INCOME	**$ -134,162.60**

FirePit Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Analysis Checking (0150)	0.00
1020 Capital One (6545)	5,392.73
1030 CHASE CHECKING 4568	503,209.64
1040 Chargify/ Stripe Clearing Account USD	78,005.98
1041 Amazon Clearing Account	12,683.10
1080 PayPal Bank	0.00
1090 Shopify clearing	0.00
Total Bank Accounts	**$599,291.45**
Accounts Receivable	
1100 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1280 Inventory Asset	589,852.95
1300 Loans To Officers	0.00
1400 Mint Receivables	1,610.00
1450 USMobile receivables	4,440.00
1500 Prepaid Expenses	21,202.74
1720 Stripe Interest prepayment	0.00
1760 Undeposited Funds	0.00
1770 Prepaid Sim available	29,924.00
Total Other Current Assets	**$647,029.69**
Total Current Assets	**$1,246,321.14**
Fixed Assets	
1600 R&D	
1680 Subcontractors - Product R&D	293,322.97
Total 1600 R&D	**293,322.97**
Total Fixed Assets	**$293,322.97**
Other Assets	
1700 Security deposits	11,246.00
1780 Intangible Asset - Domain Name	6,000.00
Total Other Assets	**$17,246.00**
TOTAL ASSETS	**$1,556,890.11**

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	312,877.88
Total Accounts Payable	**$312,877.88**
Credit Cards	
2100 Divvy	47,591.59
2120 Ramp Card	12,314.32
2150 Line of Credit from Clear Co	0.00
Brex Credit Card	0.00
Total Credit Cards	**$59,905.91**
Other Current Liabilities	
2300 Dane Inventory Loan	283,000.00
2310 GPT Subscription (Annual)	910.74
2320 Internal Deferred Revenue	671,565.67
2330 Amazon Deferred Revenue	6,835.00
2340 Loan From Equity Trust Company	0.00
2350 Headway Capital, LLC	0.00
2360 Loan From Lewis Wight	173,000.00
2370 Quickbooks Loan	13,817.30
2380 Loan From STRATA Trust	0.00
2390 Loan from Itria Capital	0.00
2400 Payroll liabilities	0.00
2410 Other Accrued Expenses	0.00
2450 Sales Tax Payable	42,807.43
2460 Canadian Sales Tax	596.47
2465 UK Sales Tax	7,534.65
2500 Short Term Debt	480,487.17
2510 AMERICAN EXPRESS	50,499.96
2550 Stripe loan	0.00
Total Other Current Liabilities	**$1,731,054.39**
Total Current Liabilities	**$2,103,838.18**
Long-Term Liabilities	
2650 Convertible Notes Payable	1,897,196.82
2651 Accrued interest	318,600.07
Total 2650 Convertible Notes Payable	**2,215,796.89**
2700 PPP Loan	0.00
Total Long-Term Liabilities	**$2,215,796.89**
Total Liabilities	**$4,319,635.07**

FirePit Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
Equity	
3000 Additional Paid-In Capital	265,639.69
3100 Founders Common Shares	40.00
3200 Non-founder Common Stock	0.15
3500 Retained Earnings	-5,762,972.59
3600 Series Seed 2	
3620 Series Seed-2A Preferred Stock	313,445.21
3640 Series Seed-2B Preferred Stock	547,665.34
3660 Series Seed-2C Preferred Stock	60,000.00
3680 Series Seed-2D Preferred Stock	1,500,000.00
Total 3600 Series Seed 2	**2,421,110.55**
3700 Series Seed-1	
3720 Series Seed-1 Preferred Stock Shares	284,999.84
3740 Series Seed-1 Preferred Stock Shares Received Upon Exchange	145,500.00
Total 3700 Series Seed-1	**430,499.84**
3800 Employee Stock Options	17,100.00
Net Income	-134,162.60
Total Equity	**$ -2,762,744.96**
TOTAL LIABILITIES AND EQUITY	**$1,556,890.11**

FirePit Inc.

Statement of Cash Flows
January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-134,162.60
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1280 Inventory Asset	-304,809.43
1400 Mint Receivables	-240.00
1450 USMobile receivables	2,710.00
1500 Prepaid Expenses	12,952.50
1720 Stripe Interest prepayment	15,932.52
1770 Prepaid Sim available	-17,460.00
2000 Accounts Payable (A/P)	81,927.19
2100 Divvy	22,546.07
2120 Ramp Card	12,314.32
2310 GPT Subscription (Annual)	330.81
2320 Internal Deferred Revenue	182,150.88
2330 Amazon Deferred Revenue	-8,906.26
2350 Headway Capital, LLC	-93,504.75
2370 Quickbooks Loan	-14,059.85
2390 Loan from Itria Capital	-109,375.00
2410 Other Accrued Expenses	-845.12
2450 Sales Tax Payable	-23,013.86
2460 Canadian Sales Tax	596.47
2465 UK Sales Tax	7,534.65
2500 Short Term Debt	480,487.17
2510 AMERICAN EXPRESS	50,499.96
2550 Stripe loan	-83,351.06
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**214,417.21**
Net cash provided by operating activities	**$80,254.61**
FINANCING ACTIVITIES	
2650 Convertible Notes Payable	99,451.70
2651 Convertible Notes Payable:Accrued interest	151,469.90
3500 Retained Earnings	-948.88
Net cash provided by financing activities	**$249,972.72**
NET CASH INCREASE FOR PERIOD	**$330,227.33**
Cash at beginning of period	269,064.12
CASH AT END OF PERIOD	**$599,291.45**

FirePit Inc.

Profit and Loss
January 2023 - December 2024

	TOTAL
Income	
4000 Internal Subscription Revenue	4,011,246.74
4001 Internal Annual Subscription	1,471,153.05
4002 Internal Quarterly Subscription	98,253.09
4003 Amazon Sales	98,463.76
4004 Device Insurance	215,749.68
4005 GPT Subscription	2,138.86
4100 Hardware Sales	
4120 Accessories	363,400.21
4140 Phones	5,483,424.31
Total 4100 Hardware Sales	**5,846,824.52**
4200 Shipping Income	94,796.93
4250 Prepaid SIM Income	155,036.00
4300 Mint	27,160.00
4350 USMobile	61,614.00
4400 Sales Refund	-544,369.92
4500 Discounts given	-363,730.18
4550 Bundle Discounts	-265,324.99
Total Income	**$10,909,011.54**
Cost of Goods Sold	
5100 Subscriptions costs	
5120 Server Infrastructure - Hosting (AWS, Twilio, etc)	554,031.21
5140 Subcontracted Services - COR	178,328.81
5160 Wholesale Cellular Plans - COR	3,698.47
Total 5100 Subscriptions costs	**736,058.49**
5200 Hardware	
5220 Accessories, Cases, Chargers, Manuals for resale	86,943.89
5240 Phones - Bought Wholesale	3,169,558.89
5260 Product Protection	164,805.24
Total 5200 Hardware	**3,421,308.02**
5300 Logistics, Shipping, 3PL Services	543,268.68
5301 Amazon logistics	41,446.95
Total 5300 Logistics, Shipping, 3PL Services	**584,715.63**
5400 Employee Costs	
5410 Customer Care Salaries & Wages	606,633.83
Total 5400 Employee Costs	**606,633.83**
5500 Prepaid SIM	155,309.55
Total Cost of Goods Sold	**$5,504,025.52**
GROSS PROFIT	**$5,404,986.02**

FirePit Inc.

Profit and Loss
January 2023 - December 2024

	TOTAL
Expenses	
01 Sales & Marketing	
6110 Affiliate commission	73,017.00
6120 Marketing Salaries & Wages	409,868.17
6130 Marketing Benefits	29,181.11
6140 Marketing Payroll Taxes	42,066.38
6150 Conferences - S&M	7,261.95
6160 Facebook or Instagram Ads	567,922.40
6170 Google Ads	539,721.02
6180 Other Digital Ads - S&M	70,208.44
6185 PR	131,653.09
6186 Trade show	12,480.00
6188 Amazon Advertising	93,787.98
6190 SaaS and Tools - S&M	76,073.96
6195 Subcontractors - S&M	166,191.07
Total 01 Sales & Marketing	**2,219,432.57**
02 Product Development	
6220 Product Salaries & Wages	1,232,989.71
6230 Product Benefits	26,184.75
6240 Product Payroll Taxes	55,009.62
6241 Product SaaS	14,234.16
6242 Other Product Development Costs	11,694.72
Total 02 Product Development	**1,340,112.96**
03 General & Administrative Expenses	
6305 Bank Charges & Fees	7,518.93
6310 Business Insurance	8,967.43
6315 General Admin SaaS	352,011.93
6320 Legal & Professional Services	100,683.77
6325 Meals & Entertainment - Employee Happiness	28,023.28
6330 Merchant Processing Fees	449,779.28
6335 Office Supplies	69,087.98
6338 Utilities	53,583.17
6340 Other Business Expenses	20,716.23
6348 Amazon Fees	30,964.14
6350 Phone and Internet	7,102.55
6360 Rent & Lease	139,175.73
6365 Subcontractor - General & Administrative	132,953.44
6370 Taxes & Licenses	22,988.87
6375 Travel	22,975.85
6386 G&A Salaries & Wages	1,250,361.14
6387 G&A Benefits	26,383.26
6390 G&A Payroll Taxes	212,453.19

	TOTAL
6392 Inventory Write-off	146,546.42
Total 03 General & Administrative Expenses	**3,082,276.59**
Total Expenses	**$6,641,822.12**
NET OPERATING INCOME	$ -1,236,836.10
Other Income	
6600 Other Income	15,215.06
Total Other Income	**$15,215.06**
Other Expenses	
6700 Interest Expense	497,703.82
Total Other Expenses	**$497,703.82**
NET OTHER INCOME	$ -482,488.76
NET INCOME	$ -1,719,324.86

FirePit Inc.

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,521,811.46
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1280 Inventory Asset	103,206.75
1400 Mint Receivables	-460.00
1450 USMobile receivables	-3,525.00
1500 Prepaid Expenses	13,801.91
1720 Stripe Interest prepayment	-15,932.52
1770 Prepaid Sim available	2,436.00
2000 Accounts Payable (A/P)	52,365.77
2100 Divvy	-8,781.35
2300 Dane Inventory Loan	133,000.00
2310 GPT Subscription (Annual)	579.93
2320 Internal Deferred Revenue	267,650.92
2330 Amazon Deferred Revenue	11,212.50
2350 Headway Capital, LLC	93,504.75
2360 Loan From Lewis Wight	23,000.00
2370 Quickbooks Loan	27,877.15
2380 Loan From STRATA Trust	-46,000.00
2390 Loan from Itria Capital	109,375.00
2400 Payroll liabilities	0.00
2410 Other Accrued Expenses	-12,453.70
2450 Sales Tax Payable	1,859.50
2550 Stripe loan	83,351.06
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**836,068.67**
Net cash provided by operating activities	**$ -685,742.79**
FINANCING ACTIVITIES	
2650 Convertible Notes Payable	180,145.12
2651 Convertible Notes Payable:Accrued interest	135,923.53
3800 Employee Stock Options	17,100.00
Net cash provided by financing activities	**$333,168.65**
NET CASH INCREASE FOR PERIOD	**$ -352,574.14**
Cash at beginning of period	621,638.26
CASH AT END OF PERIOD	**$269,064.12**

FirePit Inc.

Balance Sheet
As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Analysis Checking (0150)	0.00
1020 Capital One (6545)	12,530.74
1030 CHASE CHECKING 4568	185,459.41
1040 Chargify/ Stripe Clearing Account USD	58,307.35
1041 Amazon Clearing Account	12,766.62
1080 PayPal Bank	0.00
1090 Shopify clearing	0.00
Total Bank Accounts	**$269,064.12**
Accounts Receivable	
1100 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1280 Inventory Asset	285,043.52
1300 Loans To Officers	0.00
1400 Mint Receivables	1,370.00
1450 USMobile receivables	7,150.00
1500 Prepaid Expenses	34,155.24
1720 Stripe Interest prepayment	15,932.52
1760 Undeposited Funds	0.00
1770 Prepaid Sim available	12,464.00
Total Other Current Assets	**$356,115.28**
Total Current Assets	**$625,179.40**
Fixed Assets	
1600 R&D	
1680 Subcontractors - Product R&D	293,322.97
Total 1600 R&D	**293,322.97**
Total Fixed Assets	**$293,322.97**
Other Assets	
1700 Security deposits	11,246.00
1780 Intangible Asset - Domain Name	6,000.00
Total Other Assets	**$17,246.00**
TOTAL ASSETS	**$935,748.37**

FirePit Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	230,950.69
Total Accounts Payable	**$230,950.69**
Credit Cards	
2100 Divvy	25,045.52
2150 Line of Credit from Clear Co	0.00
Brex Credit Card	0.00
Total Credit Cards	**$25,045.52**
Other Current Liabilities	
2300 Dane Inventory Loan	283,000.00
2310 GPT Subscription (Annual)	579.93
2320 Internal Deferred Revenue	489,414.79
2330 Amazon Deferred Revenue	15,741.26
2340 Loan From Equity Trust Company	0.00
2350 Headway Capital, LLC	93,504.75
2360 Loan From Lewis Wight	173,000.00
2370 Quickbooks Loan	27,877.15
2380 Loan From STRATA Trust	0.00
2390 Loan from Itria Capital	109,375.00
2400 Payroll liabilities	0.00
2410 Other Accrued Expenses	845.12
2450 Sales Tax Payable	65,821.29
2500 Short Term Debt	0.00
2550 Stripe loan	83,351.06
Total Other Current Liabilities	**$1,342,510.35**
Total Current Liabilities	**$1,598,506.56**
Long-Term Liabilities	
2650 Convertible Notes Payable	1,797,745.12
2651 Accrued interest	167,130.17
Total 2650 Convertible Notes Payable	**1,964,875.29**
2700 PPP Loan	0.00
Total Long-Term Liabilities	**$1,964,875.29**
Total Liabilities	**$3,563,381.85**
Equity	
3000 Additional Paid-In Capital	265,639.69
3100 Founders Common Shares	40.00
3200 Non-founder Common Stock	0.15
3500 Retained Earnings	-4,240,212.25

FirePit Inc.

Balance Sheet
As of December 31, 2023

	TOTAL
3600 Series Seed 2	
3620 Series Seed-2A Preferred Stock	313,445.21
3640 Series Seed-2B Preferred Stock	547,665.34
3660 Series Seed-2C Preferred Stock	60,000.00
3680 Series Seed-2D Preferred Stock	1,500,000.00
Total 3600 Series Seed 2	**2,421,110.55**
3700 Series Seed-1	
3720 Series Seed-1 Preferred Stock Shares	284,999.84
3740 Series Seed-1 Preferred Stock Shares Received Upon Exchange	145,500.00
Total 3700 Series Seed-1	**430,499.84**
3800 Employee Stock Options	17,100.00
Net Income	-1,521,811.46
Total Equity	**$ -2,627,633.48**
TOTAL LIABILITIES AND EQUITY	**$935,748.37**